Watkins Financial Services, Inc.
Computation of Net Capital Pursuant to 15c3-1 of the
Securities and Exchange Commission
December 31, 2020

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	34,911

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness	$	34
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	29,911
Excess net capital at 100% (net capital less 10% of		
aggregate indebtedness)	$	34,860

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities net of deferred income taxes payable		
and deferred income	$	510
Percentage of aggregate indebtedness to net capital		1%

The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	34,911
Audit Adjustments		-
NET CAPITAL PER AUDIT REPORT	$	34,911